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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of May, 2003





                                  WACOAL CORP.
                 (Translation of Registrant's Name into English)



                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F __X__ Form 40-F ____



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ____ No __X__



     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ N/A__

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                                  WACOAL CORP.
                                    Form 6-K

                                TABLE OF CONTENTS

                                                                       Page
Item 1.    Announcement Regarding Proposed Share Repurchase              3
Signature                                                                4

Exhibit Index                                                            5

Exhibit 1     Announcement Regarding Proposed Share Repurchase           6

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Item 1. ANNOUNCEMENT REGARDING PROPOSED SHARE REPURCHASE

          On May 15, 2003 we announced that our Board of Directors has resolved to include as an agenda item at the General Shareholders' Meeting to be held on June 27, 2003 a proposal with respect to the repurchase of up to 5 million of our common shares. Attached as Exhibit 1 hereto is an English translation of this announcement.

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                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    WACOAL CORP.
                                    (Registrant)



                                    By: /s/ Nobuhiro Matsuda
                                        ----------------------------------------
                                        Nobuhiro Matsuda
                                        Corporate Officer
                                        Director of Finance, Corporate Planning


Date: May 20, 2003

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                                  EXHIBIT INDEX


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
                                                                           Page
Exhibit 1   Announcement Regarding Proposed Share Repurchase                 6

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